Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

May 15, 2009

Sierra Wireless Announces Changes to Executive Leadership Team and Cost Synergy Initiatives

VANCOUVER, Canada - May 15, 2009- Sierra Wireless (NASDAQ: SWIR - TSX: SW), a leading provider of wireless solutions for mobile computing and machine-to-machine (M2M) communication, announced changes to the Sierra Wireless executive leadership team as well as certain cost reduction initiatives related to the integration of Wavecom with Sierra Wireless.

Changes to the executive leadership team are as follows:

Didier Dutronc, previously Chief Sales Officer at Wavecom, has been appointed Senior Vice President, Marketing and will be responsible for all marketing and product management activities globally for the combined company.

Philippe Guillemette, formerly Group Vice President of Marketing and Chief Technology Officer at Wavecom, becomes Senior Vice President, Advanced Technology. Philippe will drive advanced technology initiatives and long range product/solution strategy for Sierra Wireless.

Pierre Teyssier, formerly Chief Operating Officer at Wavecom, becomes Senior Vice President, Engineering with overall responsibility for global engineering and product development activities for the combined company.

Emmanuel Walckenaer continues in his current role as CEO of Anyware Technologies and is appointed Senior Vice President & General Manager, Solutions and Services. His focus will be on rapidly growing the solutions and services business of the combined company.

Didier, Philippe, Pierre and Emmanuel join the existing members of the executive leadership team: Jason Cohenour - President and Chief Executive Officer; Bill Dodson - Senior Vice President, Operations; Dan Schieler - Senior Vice President, Worldwide Sales; David McLennan - Chief Financial Officer; Jim Kirkpatrick - Chief Technology Officer and Andrew Berman — Senior Vice President & General Manager, Mobile and M2M.

Commensurate with these appointments, Anders Franzen, CEO of Wavecom’s US subsidiary and Steve Blaine, Senior Vice President, Engineering at Sierra Wireless will both be leaving the company in September. Additionally, Herbert Scheitler, Vice President, Automotive at Wavecom is leaving the company effective immediately. The responsibilities of Anders, Steve and Herbert will be absorbed by remaining members of the Sierra Wireless team.

“These appointments represent an important step in the integration of Wavecom with Sierra Wireless,” said Jason Cohenour, President and CEO. “Going forward, the combined company will be led by an experienced and truly international executive team. I am confident that this team, combined with our expanded product lineup and unmatched global capabilities, will help us to drive leadership in wireless solutions for mobile computing and M2M.

I would also like to sincerely thank Steve, Anders and Herbert for the leadership, hard work and energy they have provided in building Sierra Wireless and Wavecom into two great companies. I wish them great success in their future endeavors.”

Broader expense reduction initiatives are also underway. As part of the integration process, R&D and product development operations have been combined, and as a result, the Wavecom site in Research Triangle Park, NC will be closed. R&D activities from this location will be transitioned primarily to the Sierra Wireless location in Carlsbad, CA. The company expects a smooth transition and for the process to be completed by the end of the year.

As part of previously announced cost reduction initiatives, the staff reduction program in Wavecom’s office in Issy-Les-Moulineaux near Paris, France has been completed. A total of 77 positions have been impacted. Of those employees affected, the majority will have left by the end of the second quarter, with the balance leaving throughout the second half of the year.

An update on the financial impact of these initiatives will be provided with Sierra Wireless’ second quarter results in late July.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR - TSX: SW) products connect people and machines to wireless networks around the world. We offer an advanced, comprehensive product line, addressing consumer, enterprise, original equipment manufacturer, and specialized vertical industry markets. We also offer a wide range of professional and operated services. Our solutions are used for mobile computing, transportation, industrial M2M (machine-to-machine), enterprise, residential and consumer communications applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sharlene Myers

(604) 232-1445

Website: www.sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN